Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Presentation by Scott M. Hand
Chairman and Chief Executive Officer, Inco Limited
J.P. Morgan’s Basics and Industrials Conference
June 5, 2006

Scott Hand
Good morning ladies and gentlemen. Thanks to Mike Gambardella and J.P. Morgan for the invitation to speak today at your basics and industrials conference.
I want to draw your attention to the information on the screen, including the caution regarding forward-looking information and related statements. Unless otherwise stated, forward looking information in my remarks today excludes the impact of Inco’s offer for Falconbridge. Also:
•	Actual results could differ materially from the 2006 outlook and other forward looking statements;

•	Certain material assumptions were made in the forward-looking statements. These assumptions are set forth in more detail in our Directors’ circular;

•	We have filed the slides used in this presentation with the SEC in the United States and on SEDAR in Canada;

•	Inco filed its Directors’ circular in response to the Teck Offer on May 31. All shareholders of Inco have already received or will receive in the coming days a copy of the Directors’ circular. Shareholders are encouraged to read this document thoroughly and completely, as it contains important additional information on the material factors, risks and assumptions that could cause results to differ from those envisioned in my remarks. The Directors’ circular is available on SEDAR (www.sedar.com) in Canada, on the SEC website (www.sec.gov) in the United States, and on our website at www.inco.com;

•	And finally, all currency references are in U.S. Dollars unless otherwise stated.
Today I’ll explain where my Board and I stand on the many issues and opportunities that face us. Evaluating alternatives for Inco’s future is nothing new for our management and Board; it is a process that we rigorously and regularly employ. We are very clear in our strategy for meeting our prime objective — delivering value to our shareholders, both in the near and longer term. We believe the friendly acquisition of Falconbridge meets this goal — and serves the best interests of both companies’ workforces.

On May 8, Teck Cominco issued a news release announcing its intention to make an unsolicited takeover offer for Inco. On May 23, a formal offer was made. Inco’s Board of Directors has unanimously recommended that all shareholders reject the Teck Offer and not tender their shares.
The world has changed since Inco bid for Falconbridge in October — but the right move for us has not. We believe that this transaction is still the best value creating option for our shareholders — and perhaps the best value creating transaction in our industry. It produces a great company, with great operations, great assets, and great growth prospects.
We have evaluated Teck as a partner in the past, and there have been a number of overtures from Teck since mid-2005. Each time, after careful analysis, we determined that the value creation opportunities from such a combination did not compare to those achieved by acquiring Falconbridge. Given Teck’s unsolicited offer for Inco, we want to publicly respond and explain why we recommend that our shareholders reject the Teck offer.
Our Directors’ circular contains a discussion of our reasons, which reflect four key themes.
As seen in points one through three and five on our slide, the Teck offer does not give our shareholders adequate value for their company. Since most of the consideration in Teck’s offer is Teck stock, it is important to compare the asset quality and growth prospects of our companies — and Inco’s assets and prospects are far superior. Quite simply, our Board believes that the premium offered by Teck is too low to acquire a great Company like Inco — and particularly low at a time when Teck’s stock has been inflated and Inco’s stock depressed by a number of factors related to our Falconbridge bid, which I’ll address later.
Point four on our slide indicates that the real value lies in the Falconbridge acquisition. Teck’s offer depends on the Falconbridge transaction not proceeding — so Inco’s investors would not receive the tremendous value we can create by joining with Falconbridge.
As to points six and eight on the slide, Teck is only offering Inco shareholders its Class B subordinated voting shares. This would disenfranchise Inco’s shareholders — who now have one vote for each share. They would not have a meaningful say in the new company.
Point seven, combining with Teck lacks industrial logic and offers few synergies. We believe that the synergies stated publicly by Teck are largely illusory, as I’ll explain later.
In the opinion of Inco’s Board, the Teck offer represents an inadequate control premium to Inco’s share price. Finally, we have opinions from Goldman Sachs, Morgan Stanley, and RBC Capital Markets, stating that Teck’s offer is inadequate from a financial point of view.
I will not tender my shares and none of our Directors or Officers plan to tender into the Teck offer.
Under Teck’s unsolicited offer, assuming full proration, shareholders would receive C$28.00 in cash and 0.6293 of a Teck Class B subordinated voting share. Teck likes to emphasize that it is offering shareholders C$78.50 in cash; however, it is very unlikely that Inco’s shareholders will actually receive this. On a fully prorated basis, the Teck offer is now worth about C$71.30, a mere 9% premium to our stock price the day before the Teck announcement was made. Not only is this a low premium for control, it is particularly low considering that since Inco made the offer for Falconbridge, our stock price has been depressed due to short selling and other factors. Also, the offer is contingent on shareholders foregoing the great value creation available by joining with Falconbridge.
The Teck offer fails to recognize the strategic and scarcity value of Inco’s world class assets and growth projects. Our shareholders would not be paid for the value of their Company, considering our leadership position in nickel, the outstanding growth prospects offered by our development projects, and our excellent cost position, with costs per nickel unit net of by-product credits expected to decline — a scenario unique in our industry.
Inco has large-scale, long-life, low-cost operations in the world’s top nickel belts. Reserve life at our major operations runs from 15 to 30 years and, as we convert mineral resources into ore reserves, mine lives should get much longer. In this age of commodity scarcity, the market is just starting to grasp the unique value of our mining assets.
The next slide highlights Inco’s strong position in the nickel industry. However, what truly distinguishes Inco is the growth that we offer investors over the next few years. Growth in the mining industry is hard to come by, particularly for large global companies that must discover and develop massive deposits to move the needle. With our Voisey’s Bay project ramping up production, Goro under construction, and our ability to expand at our existing operations in Canada and Indonesia, we are delivering on our strategy to bring on new low-cost capacity and to strengthen our operating position. As result of this production growth, we expect to soon become the world’s largest nickel producer.
Our project pipeline is rich and robust, with greenfield developments such as Voisey’s Bay and Goro, plus very low risk brownfield expansions at existing operations, like PT Inco. Few companies offer such growth. Meanwhile, Teck has announced no new significant metal mining projects — and some existing Teck mines are near the end of their lives.
Inco is a low cost producer. In 2005, we were at the low end of the Brook Hunt cost curve. In 2006, with more productivity improvements and Voisey’s Bay ramping up, our cost position should get even better. Inco is the only major public mining company whose costs will decline this year in absolute terms — despite $75 per barrel oil and a $0.90 Canadian dollar. And Goro and our expansion at PT Inco will lower our costs even further. For example, in the second half of 2006, with the Voisey’s Bay pipeline full, our overall nickel unit cash cost of sales, after by-product credits, should be $2.20-to-$2.25 a pound.
We have great financial strength, with a 26% debt-to-capitalization ratio and over $750 million cash in the bank.
And finally, we have our exposure to the nickel market, which we believe has much more attractive fundamentals than certain other commodities. The nickel market has gathered a lot of steam — and at a pace that surprised many people. But despite what you may hear, its strength is not about the funds — it’s about the fundamentals. Demand is strong in virtually every area. Nickel companies are producing all they can. Yet supply will chase demand for some time. LME inventories continue to drop and nickel has been over $10 a pound for more than a week. There were a lot of non-believers in nickel late last year but

Inco was not among them. Well, nickel has come roaring back as we said it would and — despite the recent metals correction — nickel is as strong as ever.
Four key drivers signal a bright future for nickel this year: strong rebounding global stainless steel output; a tighter stainless steel scrap market; exceptional strength in non-stainless nickel demand; and limited nickel supply growth.
Improving economies worldwide and industrial production growth estimates of over 6% support our 2006 stainless production growth forecast of more than 8%. Stainless steel consumption is rebounding globally. Inventories are down. New facilities continue to ramp up — and they need nickel.
This year China will become the world’s biggest stainless steel producer — building three million tonnes of new capacity. Chinese nickel consumption should climb by about 30%, or over 60,000 tonnes, taking up the nickel supply growth. Chinese industrial production growth continues at a rate above 16%. The average nickel grade of stainless will rise, as substitution with lower nickel content stainless 200 series has become less of an issue.
Nickel-containing stainless steel is now as competitively priced as it has ever been. Stainless steel prices in the past quarter were less than half those for copper — and lower than aluminum prices. When nickel prices first crossed the $17,000 per tonne threshold, in January 2004, they were six times higher than copper and nine times more than aluminum prices. The second time this nickel price level was breached — in May 2005 — nickel prices were five times copper prices and almost 10 times aluminum prices. Today nickel is less than three times copper and less than seven times aluminum. Nickel is cheap!
The second key driver for 2006 is tightness in nickel containing stainless steel scrap. This year we’re assuming scrap supply growth of 5% at most. With over 8% stainless production growth, lower 200 series demand and an increasing austenitic ratio, scrap markets will be tight and primary nickel demand for stainless steel will rise.
The third factor affecting 2006 is nickel demand in the non-stainless market, likely up 6-to-8%, given ongoing strength in the aerospace build rate and robust increases in other uses. For example, we see rapid growth in hybrid electric vehicles and consumer nickel metal hydride cells.
The fourth market driver this year is supply. Overall output growth will be about 3-to-4%, or roughly 50,000 tonnes. With most producers at or above capacity and historic maximums, there is a very high risk of disruptions, which can’t be offset by later production. And inventories on the LME are at very low levels — down over 50% from their February peak.
In 2006 the stainless steel rebound and limited nickel expansions will mean a supply/demand deficit. Losses from disruptions could constrict the market even further. Elevated nickel prices should act to keep demand in line with supply.
We expect the nickel market to be tight for several years. While new greenfield nickel supply will come and several brownfield expansions will occur, world supply will only be enough to keep pace with demand growth of about 5% — and the impact of China makes this projection seem very conservative. In the last period of strong global industrial production growth — driven by Japan from 1960 to 1974 — world nickel demand growth averaged over 7% per year. As a result, and while we do not publicly forecast nickel prices, we believe that nickel’s prospects are underpinned by strong supply/demand fundamentals.
So in the context of metals prospects, let’s turn again to Teck. Inco has concluded that combining with Teck would dilute our asset quality. Almost half of Teck’s profits in 2005 came from copper, a metal with a great future. But two-thirds of Teck’s copper production comes from the Highland Valley mine, which is scheduled to close in just seven years. Teck’s other copper asset, its 22.5% minority ownership in Antamina, is a good one. But we are buying into a larger 33.75% stake in that asset through Falconbridge.
Look at Teck’s zinc business. Its largest zinc asset is Red Dog. That’s a good mine but Teck’s economic interest will diminish as early as 2007 and eventually decline to 50%. Two of its other zinc assets have only 3-to-6 years of mine life left. We are skeptical about the prospects for zinc. Demand growth has come from China — but Chinese mines already produce 25% of the world’s zinc and have been able to raise output 22% since 2000.
Turning to coal, Teck’s Elk Valley is a relatively high cost producer, 1,000 kilometers inland and quite far from its Asian markets. Thus it is not surprising that these assets generated only modest operating profit before the boom year of 2005. China is a substantial producer of metallurgical coal and has been able to almost double production since 2000.
In short, Teck’s assets are inferior to Inco’s in terms of reserve life, growth prospects and cost position.
The market is currently in love with copper and zinc. If you look at spot prices as a multiple of historical averages, you can see how inflated zinc and copper prices are, relative to their long-term averages. I believe that the fundamentals for nickel are the best of the three metals. The slide on the screen demonstrates that even though nickel is a record $10 a pound, its best days are yet to come. This bodes well for Inco, badly for Teck — and supports my view that combining Inco’s and Teck’s assets dilutes the Inco shareholder.
The Teck offer represents an inadequate control premium to the share price of Inco, particularly given the opportunistic timing. Average premiums paid in hostile Canadian metal and mining transactions approach 60%, and recently nickel companies such as WMC and Canico were sold at 46% and 56% percent premiums, respectively. Teck’s offer was a 20% premium to our undisturbed price at the time of the announcement and this has declined to a 9% premium to our undisturbed price on May 5. Our Board believes that shareholders deserve a better premium for control of a Company with Inco’s outstanding assets and prospects, if that is the way we go. Our Board cannot recommend that shareholders sell at a mere 9% premium to the undisturbed price a day before the offer.
Remember Teck’s offer is conditional on the Falconbridge deal not proceeding. So Teck would be funding a large part of this small premium from the $450 termination fee that would be due to Inco under certain circumstances.

The rise of the zinc and copper price, relative to the nickel price, has affected the relative value of our two stocks. This is clear when you look at the exchange ratio, calculated as the Inco stock price divided by the Teck stock price. As zinc and copper prices have risen, the exchange ratio has moved in favor of Teck’s investors. Teck has timed its offer to use this at the expense of the Inco shareholder, who would be selling to Teck at a discount to virtually any time in the past five years. Therefore, Teck’s offer is highly opportunistic.
Since Teck is only offering Class B subordinated voting shares, its dual class share structure will prejudice and disenfranchise Inco shareholders, who would have a 40% interest in the combined entity but only 17% of the votes. A privileged few shareholders, with less than a 2% shareholding in a Teck/Inco combination, would control 57% of the votes.
Teck’s assertions on synergies leave us scratching our heads. There are no meaningful synergies beyond head office, and Teck’s claims on Sudbury synergies and CESL are highly speculative. When contrasting this to the tangible, identified synergies and value creation available to Inco shareholders through Falconbridge, Teck’s assertions have little or no substance. We believe our shareholders will see this for what it is.
I’ll sum up by saying that we look at Teck versus Inco on five key criteria: asset quality and market position; fundamentals of underlying metals; growth profile; corporate governance; and synergies. Inco is a low-cost producer with a high-quality, long-life asset base in arguably the best metal: nickel. We have a compelling growth profile, probably one of the best in the industry. Teck Cominco is opportunistically attempting to upgrade its asset quality without adequately compensating Inco’s shareholders.
Inco’s Board has assessed and will continue to evaluate all strategic alternatives that would serve our shareholders’ best interests; both short and long-term. Commodity markets have strengthened since October and so has the logic for the Falconbridge transaction. The best strategy for our shareholders is to acquire Falconbridge — and we continue to work aggressively to do so.
Our deal was structured to provide both immediate and longer-term benefits to shareholders. Great operations, diversified in terms of product and geography, will be complemented by significant synergies and projects that are among the world’s best. Our transaction with Falconbridge creates an unrivalled combined project pipeline, which we believe is perhaps the most compelling in the industry. We’ll be financially strong and resource rich, with a terrific exploration portfolio. You can’t duplicate these attributes. The New Inco will deliver shareholder value far beyond the potential of any other player.
The New Inco will have a much more attractive portfolio of assets, focused on the best metals. Combining Inco with Teck dilutes asset quality.
The New Inco will have superior growth in both nickel and copper — 65 million more pounds of new, low-cost nickel production in the Sudbury Basin and at Thompson, Manitoba by 2009 through feed flow optimization and maximization of throughput — achievable only through the combination of Inco and Falconbridge.

The transaction will be accretive on all financial metrics to our shareholders.
And the synergy story is real. I believe that the unique, tangible operating synergies represented by the Falconbridge transaction are not reflected in Inco’s current share price.
In fact, we’ve been conservative on synergies. With seven months of work behind us, we now believe the synergies will average about $550 million annually in the first five years. Some of the increase comes from higher metal prices assumed in valuing the synergies but we have also identified new projects and refined or dropped others. Price assumptions have added about $80 million to the average run rate and new projects have added about $120 million. On a net present value basis, synergies are US$3.5 billion after tax, or C$3.9 billion — about C$9.20 for each New Inco share.
The new projects include reconfiguring Falconbridge’s Strathcona mill to process high copper, cobalt and PGM ores, which will significantly improve recoveries.
We have further optimized planned production from the North Range in the Sudbury Basin. Our slide is deliberately complex to make the point that synergies in Sudbury can only be gained through single ownership of the mines and processing facilities. There are overlapping ore bodies and, more importantly, there are overlapping exploration opportunities. Since October, we have added a net $40 million of synergies by optimizing how we’ll proceed with mine development of the North Range. We identified a further $30 million of synergies by bringing forward mine development in Thompson and adding mine development in Sudbury. These changes mean we will now be able to fill the combined mill and smelter capacity in Manitoba and Ontario with our own mine sourced production.
A large percentage of the synergies are unique to the combination of our two companies and are right in our mutual backyard — the Sudbury Basin, where we have contiguous nickel mining operations. It is simplistic to say these opportunities can be gained through some sort of joint venture. Realizing synergies means major changes in material flows and important long-term commitments. It requires the support of our people in Sudbury. Also, synergies in nickel are harder to realize than in other metals. A joint venture might get some limited synergies but it would take much longer to realize them. We believe the value of these synergies should be enjoyed by the shareholders who now own the operations. We plan a full presentation on our synergies in Sudbury in June.
I stand with all my fellow Board members in recommending that Inco’s shareholders reject the Teck offer. We will work hard to protect the best interests of our shareholders. And we will work hard to ensure all shareholders realize the significant value in Inco. As the situation evolves, we will continue to evaluate strategic alternatives to enhance shareholder value. As we do so, we hope Inco’s shareholders will work with us to fend off the opportunistic and inadequate offer for Inco from Teck.
I’ll now be happy to take questions.